UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)


                          ENCYSIVE PHARMACEUTICALS INC.
                       (Name of Subject Company (Issuer))


                           EXPLORER ACQUISITION CORP.
                                    (Offeror)

                          a wholly-owned subsidiary of

                                   PFIZER INC.
                               (Parent of Offeror)

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                         COMMON STOCK, $0.005 PAR VALUE
                         (Title of Class of Securities)


                                    29256X107
                      (CUSIP Number of Class of Securities)


                             MARGARET M. FORAN, ESQ.
                                   PFIZER INC.
                              235 EAST 42ND STREET
                               NEW YORK, NY 10017
                              PHONE (212) 573-2323
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

                            CALCULATION OF FILING FEE
================================================================================
   TRANSACTION VALUATION(1)                            AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
         $210,165,550                                          $8,260

(1) Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 80,962,765 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc. outstanding multiplied by the offer price of $2.35 per share, (ii) 777,079 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price per share of less than $2.35, multiplied by $2.35 and (iii) 7,692,305 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding warrants, multiplied by $2.35. The calculation of the filing fee is based on Encysive Pharmaceuticals Inc.'s representation of its capitalization as of February 15, 2008.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, by multiplying the transaction value by .00003930.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

Amount Previously Paid: $8,260                Filing Party: Pfizer Inc. and
                                                   Explorer Acquisition Corp.
Form of Registration No.: Schedule TO         Date Filed: March 4, 2008

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   Third-party tender offer subject to Rule 14d-1
|_|   Issuer tender offer subject to Rule 13e-4
|_|   Going-private transaction subject to Rule 13e-3
|_|   Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

                         AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (the "Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 4, 2008, as amended by Amendment No. 1 filed with the Commission on March 27, 2008, Amendment No. 2 filed with the Commission on April 1, 2008 and Amendment No. 3 filed with the Commission on April 7, 2008 (as amended, the "Schedule TO") by Pfizer Inc. ("Pfizer") and its wholly-owned subsidiary, Explorer Acquisition Corp. (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the "Shares"), of Encysive Pharmaceuticals Inc., a Delaware corporation ("Encysive"), for $2.35, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and
(a)(1)(B) to the Schedule TO, respectively. The Offer is made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 20, 2008, by and among Encysive, the Purchaser and Pfizer.

All capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

"On April 8, 2008, Pfizer issued a press release announcing an extension of the subsequent offering period of the Offer to 5:00 p.m., New York City time, on April 14, 2008. The subsequent offering period had been previously scheduled to expire at 5:00 p.m., New York City time, on April 7, 2008. According to the Depositary, a total of 67,435,726 Shares (representing approximately 83.3% of the outstanding Shares), had been tendered prior to such time."

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

         "(a)(5)(H) Press Release issued by Pfizer on April 8, 2008."

                                   SIGNATURES

         After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

 Date:  April 8, 2008
                                                PFIZER INC.

                                                By: /s/ David Reid
                                                   -----------------------------
                                                   Name:  David Reid
                                                   Title: Assistant Secretary


                                                EXPLORER ACQUISITION CORP.

                                                By:  /s/ Lawrence Miller
                                                   -----------------------------
                                                   Name:  Lawrence Miller
                                                   Title: Vice President